Mail Stop 4628

                                                             December 18, 2018

Via E-mail
John P. Connolly
Chief Financial Officer
Platform Specialty Products Corporation
Merritt View Plaza
383 Main Avenue
Norwalk, CT 06851

       Re:     Platform Specialty Products Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 28, 2018
               File No. 1-36272

Dear Mr. Connolly:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Risk Factors, page 15
We may be unable to ensure compliance with international trade restrictions and economic sanctions laws..., page 30

   1. You disclose that you do not conduct business in countries including Syria and North
      Korea, but state that there can be no assurance that you have been at all times in the past, or will be at all times in the future, in full compliance with sanctions regarding those countries. We note that the Foreign Economic Boycotts section of the Business Conduct and Ethics Policy on your website states that employees involved in transactions with
      Syria and other identified countries must be on alert for requests regarding the Israeli boycott. Also, Section 7.21 of the February 11, 2015 Amendment Agreement filed as
      Exhibit 2.3 to your Form 8-K of the same date states that, following the closing of the
 John P. Connolly
Platform Specialty Products Corporation
December 18, 2018
Page 2

       acquisition of Arysta LifeScience Ltd., the provision requiring termination of business and operations in countries including Syria and Sudan will not be applicable to business carried out pursuant to certain exemptions, exceptions, licenses or authorizations.

       North Korea, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current or anticipated contacts with North
       Korea, Sudan and/or Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director